BLUELINX HOLDINGS INC.

1950 Spectrum Circle

Suite 300

Marietta, GA 30067

September 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlueLinx Holdings Inc.

Registration Statement on Form S-3

File No. 333-234965

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BlueLinx Holdings Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-234965), so that it may become effective at 4:30 p.m. Eastern time on September 8, 2020, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Sincerely

BLUELINX HOLDINGS INC.

By:	/s/ Justin B. Heineman
Name:	Justin B. Heineman
Title:	General Counsel and Corporate Secretary

Cc:	W. Benjamin Barkley, Esq., Kilpatrick Townsend & Stockton LLP